Exhibit (a)(5)(i)

100 Mission Ridge / Goodlettsville, Tennessee 37072-2170 / Telephone: (615) 855-4000 / www.dollargeneral.com

NEWS FOR IMMEDIATE RELEASE

DOLLAR GENERAL COMMENCES CASH TENDER OFFER TO ACQUIRE

FAMILY DOLLAR AT $80 PER SHARE

Antitrust Review Process will Begin

GOODLETTSVILLE, Tennessee – September 10, 2014 – Dollar General Corporation (NYSE: DG) today announced that it has commenced a tender offer to acquire all outstanding shares of Family Dollar Stores, Inc. (NYSE: FDO) for $80.00 per share in cash. The offer is scheduled to expire at 5:00 p.m., New York City time, on October 8, 2014, unless the offer is extended. The full terms, conditions and other details of the tender offer are set forth in the offering documents that Dollar General will file today with the Securities and Exchange Commission (“SEC”). Dollar General also will promptly file for clearance under the Hart-Scott-Rodino (“HSR”) Act, which will allow the Company to begin the antitrust approval process with the Federal Trade Commission (“FTC”).

“Our offer provides Family Dollar shareholders with significantly greater value than the existing agreement with Dollar Tree, as well as immediate and certain liquidity for their shares,” said Rick Dreiling, Chairman and Chief Executive Officer of Dollar General. “By taking this step, we are providing all Family Dollar shareholders a voice in this process, and we urge them to tender into our offer.”

“Additionally, we now can begin the antitrust review process and will have an opportunity to present our position directly to the FTC. As we previously have stated, we are confident in the results of our antitrust analysis, and we look forward to a constructive dialogue with the FTC,” Dreiling continued.

Details of the Tender Offer

Dollar General’s all-cash offer of $80.00 per share provides Family Dollar shareholders with a substantially superior valuation to the $74.50 per share cash / stock offer announced by Dollar Tree, Inc. on July 28, 2014. Dollar General’s offer provides Family Dollar’s shareholders with approximately $640 million of additional aggregate value over Dollar Tree’s offer and represents a premium of 31.9 percent over the closing price of $60.66 for Family Dollar stock on the day prior to the Dollar Tree announcement.

The offer is being made on the terms and subject to the conditions set forth in the offer to purchase and letter of transmittal (together, the “Offer”), dated September 10, 2014, included in the Tender Offer Statement that will be filed with the SEC today. As part of a definitive merger agreement with Family Dollar, Dollar General would be willing to agree to divest up to 1,500 stores if required by the FTC and to pay Family Dollar a $500 million reverse break-up fee if the transaction did not close for reasons related to antitrust approvals.

The Offer is not conditioned upon any financing arrangements. Dollar General has received written financing commitments that are in full force and effect from Goldman, Sachs & Co. and Citigroup Global Markets Inc. for all of the financing necessary to consummate the proposed all-cash transaction.

Goldman, Sachs & Co. is acting as financial advisor to Dollar General. KKR Capital Markets and MCS Capital Markets are advising the Company on the financing. Simpson Thacher & Bartlett LLP is acting as its legal counsel.

Forward-Looking Statements

Dollar General includes “forward-looking statements” within the meaning of the federal securities laws throughout this release. A reader can identify forward-looking statements because they are not limited to historical fact or they use words such as “scheduled,” “may,” “will,” “could,” “should,” “would,” “expect,” “believe,” “anticipate,” “project,” “plan,” “estimate,” “forecast,” “goal,” “objective,” “committed,” “intend,” “continue,” or “will likely result,” and similar expressions that concern Dollar General’s strategy, plans, intentions or beliefs about future occurrences or results.

Forward-looking statements are subject to risks, uncertainties and other factors that may change at any time and may cause actual results to differ materially from those that Dollar General expected. Many of these statements are derived from Dollar General’s operating budgets and forecasts, which are based on many detailed assumptions that Dollar General believes are reasonable, or are based on various assumptions about certain plans, activities or events which we expect will or may occur in the future. However, it is very difficult to predict the effect of known factors, and Dollar General cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under “Risk Factors” in Dollar General’s most recent Annual Report on Form 10-K and any subsequent quarterly filings on Form 10-Q filed with the Securities and Exchange Commission.

All forward-looking statements are qualified in their entirety by the cautionary statements that Dollar General makes from time to time in its SEC filings and public communications. Dollar General cannot assure the reader that it will realize the results or developments Dollar General anticipates, or, even if substantially realized, that they will result in the consequences or affect Dollar General or its operations in the way Dollar General expects. Forward-looking statements speak only as of the date made. Dollar General undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances arising after the date on which they were made, except as otherwise required by law. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, Dollar General.

Important Additional Information

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Family Dollar or any other securities. Dollar General and its wholly owned subsidiary D3 Merger Sub, Inc. have commenced a tender offer for all outstanding shares of common stock of Family Dollar and will file with the Securities and Exchange Commission a tender offer statement on Schedule TO (including an Offer to Purchase, a Letter of Transmittal and related documents), which will be amended as necessary. These documents contain important information, including the terms and conditions of the tender offer, and shareholders of Family Dollar are advised to carefully read these documents before making any decision with respect to the tender offer. Investors and security holders may obtain free copies of these statements and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. In addition, copies of the tender offer statement and related materials may be obtained for free by directing such requests to the information agent for the tender offer, Innisfree M&A Incorporated, at (877) 750-5837 (toll free for shareholders) or (212) 750-5833 (collect for banks and brokers).

About Dollar General Corporation

Dollar General Corporation has been delivering value to shoppers for 75 years. Dollar General helps shoppers Save time. Save money. Every day!® by offering products that are frequently used and replenished, such as food, snacks, health and beauty aids, cleaning supplies, basic apparel, house wares and seasonal items at low everyday prices in convenient neighborhood locations. With more than 11,500 stores in 40 states, Dollar General has more retail locations than any retailer in America. In addition to high quality private brands, Dollar General sells products from America’s most-trusted manufacturers such as Clorox, Energizer, Procter & Gamble, Hanes, Coca-Cola, Mars, Unilever, Nestle, Kimberly-Clark, Kellogg’s, General Mills, and PepsiCo. For more information on Dollar General, please visit www.dollargeneral.com.

Contact Information

Investors:
Mary Winn Pilkington	(615) 855-5536
Emma Jo Kauffman	(615) 855-5525

Media:
Brunswick Group:
Steve Lipin or Shahed Larson	(212) 333-3810

Dollar General Corporation:
Media Hotline	(877) 944-DGPR (3477)
Dan MacDonald	(615) 855-5209
Crystal Ghassemi	(615) 855-5210